Exhibit 99.1



Alcon Announces Offer for WaveLight AG

HUENENBERG, Switzerland – July 16, 2007 - Alcon, Inc. (NYSE:ACL) announced today that the company intends to acquire WaveLight AG (ISIN DE: 000 512 5603) through a friendly takeover and that the parties have entered into a business combination agreement. WaveLight develops, manufactures and markets innovative refractive laser and diagnostic systems, including the ALLEGRETTO® laser system for refractive eye surgery.

Alcon will offer EUR10.00 per share in cash for all issued WaveLight shares. This offer will provide a 34% premium on the one-month (EUR 7.49), and a 45% premium on the three-month (EUR 6.88), volume weighted average stock exchange price of WaveLight shares during the respective months prior to the publication of this decision to launch the offer. WaveLight's Executive Committee fully supports this transaction and will recommend acceptance of the offer to its shareholders, subject to review of the published tender offer document.

The ALLEGRETTO® laser has a global installed base of more than 800 units and offers the fastest ablation speed on the market today, is very easy to use, and provides excellent and consistent clinical outcomes. The addition of this advanced technology and the combination of the two companies' capabilities will further reinforce Alcon's leadership in the important surgical channel represented by surgeons who perform both intraocular lens implantation and laser refractive surgery.

"This acquisition will provide additional clinical solutions and laser technology to better support our cataract and refractive customers," said Cary Rayment, Alcon's chairman, president and chief executive officer. "We look forward to welcoming the WaveLight team and believe the combination of the ALLEGRETTO® laser with our premium lenses, the AcrySof® ReStor® and AcrySof® Toric intraocular lenses, and our future launch of the AcrySof® phakic lens in Europe enhances Alcon's product portfolio in the cataract/refractive surgeon channel".

"We are convinced that the combination of Alcon's global commercial infrastructure with WaveLight's technological capabilities will create the foundation for continued growth within the refractive surgery channel," said Max Reindl, WaveLight's chief executive officer. Therefore, the Executive Committee believes that this offer and the proposed offer price are in the best interest of the WaveLight shareholders.

The parties intend for Max Reindl to continue as WaveLight's Chairman of the Executive Committee. In addition, he will be a member of an operating committee with Alcon management in the development of the integration plans, thereby capitalizing on the capabilities of both companies.

The offer will be contingent upon the fulfilment of certain customary terms and conditions, including a minimum acceptance threshold of 75 percent of WaveLight's issued shares and approval by relevant merger control authorities.

About Alcon (NYSE: ACL)
Alcon, Inc. is the world's leading eye care company, with sales of approximately $4.9 billion in 2006. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and

other conditions of the eye. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company.

WaveLight AG
WaveLight AG, listed in Deutsche Börse AG's Prime Standard since January 2003, develops, produces and markets a high-quality, end-to-end product portfolio in the field of ophthalmology, specializing in optical technology. WaveLight's market success is based on its innovative range of products that are the technology leaders in their areas of application and its broad-based sales network featuring both own sales channels and strategic partners.

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For information, contact:
Alcon
Doug MacHatton
Investor Relations
817-551-8974
doug.machatton@alconlabs.com
www.alcon.com